June 26, 2020

Christine Allen Torney

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Science
100 F Street, N.E.
Washington, D.C. 20549

Re:	SIGA Technologies, Inc.
Form 10-K for the Year Ended December 31, 2019
File No. 001-38436

Dear Ms. Torney:

We are in receipt of the letter dated June 17, 2020, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing by SIGA Technologies, Inc. (the “Company” or “SIGA”). We are responding to the Staff’s comment as set forth below. For ease of reference, we have also set forth the heading and text of the relevant Staff comment prior to our response below.

Notes to the Consolidated Financial Statements

3. Procurement Contract and Research Agreement, page 56

1.          With regards to the various contracts with BARDA where revenue is recognized over time, please provide disclosures for the description of the input or output methods used in the revenue recognition calculation and how they are applied consistent with guidance under ASC 606-10-50-18. For example, we note disclosures stating ”… the $3.3 million cumulative catch-up adjustment related to the conclusion of historical rate reconciliation in connection with the IV Formulation R&D Contract and changes in the projected amount of the contract funding expected to be available under the IV Formulation R&D Contract, which impacts the progress-towards-completion calculation.” The input or output method is however not clear, nor how the method is applied in the calculation. Please provide revised disclosures to be included in future periodic filings to address this matter.

Response:

We respectfully acknowledge the Staff’s comment.  As a preliminary matter, we reference our disclosure in Note 2 Summary of Significant Accounting Policies to the Consolidated Financial Statements, specifically Revenue Recognition on page 52 in the Form 10-K the following is disclosed:

The Company’s performance obligations are satisfied over time as work progresses or at a point in time. Substantially all of the Company’s revenue related to research and development performance obligations is recognized over time, because control transfers continuously to our customers. Typically, revenue is recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying the Company’s performance obligations. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, material, and third-party services.

We respectfully inform the Staff that the Company plans to include the following clarified disclosures in future Form 10-Q and 10-K filings with the SEC.  Please note that the planned future disclosures below are marked to show changes in comparison to current disclosures.

The Company’s performance obligations are satisfied over time as work progresses or at a point in time. ~~Substantially all~~ All of the Company’s revenue related to current research and development performance obligations is recognized over time, because ~~control transfers continuously to our customers. Typically,~~the customer simultaneously receives and consumes the benefits provided by the services as the Company performs these services. The Company recognizes revenue related to these services based on the progress toward complete satisfaction of the performance obligation and measures this progress under an input method, which is  ~~recognized over time using costs~~ based on the Company’s cost incurred ~~to date~~ relative to total estimated costs. Under this method, progress is measured based on the cost of resources consumed (i.e., cost of third-party services performed, cost of direct labor hours incurred, and cost of materials consumed) compared to the total estimated costs ~~at completion~~ to ~~measure progress toward satisfying~~completely satisfy the ~~Company’s~~ performance ~~obligations.~~obligation. Incurred ~~cost represents~~ costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. ~~Contract~~ The incurred and estimated costs used in the measure of progress include ~~labor, material, and~~ third-party services performed, direct labor hours, and material consumed.

We will also amend our disclosures in Note 3, Procurement Contracts and Research Arrangements, in future Form 10-Q and 10-K filings, to further highlight the use of an input method, as follows:

19C BARDA Contract (2018 BARDA Contract)
Revenues in connection with the 19C BARDA Contract are recognized either over time or at a point in time. Performance obligations related to product delivery generate revenue at a point in time. ~~Other~~Revenue for other performance obligations under the 19C BARDA Contract ~~generate revenue~~ are recognized over time~~.~~ using an input method using costs incurred to date relative to total estimated costs at completion. For the years ended December 31, 2019 and 2018, the Company recognized revenues of $7.4 million and $0.4 million, respectively, on an over time basis. In contrast, revenue recognized for product delivery and therefore at a point in time for the year ended December 31, 2019 was $11.1 million. There was no revenue recognized at a point in time during 2018.

2011 BARDA Contract
Revenues in connection with the 2011 BARDA Contract are recognized either over time or at a point in time. Performance obligations related to product delivery generate revenue at a point in time. Remaining performance obligations under the 2011 BARDA Contract generate revenue over time~~.~~, using an input method of costs incurred to date relative to the total estimated costs at completion. For the years ended December 31, 2019 and 2018, the Company recognized revenue of $0.3 million and $1.7 million, respectively, on an over time basis. In contrast, revenue recognized for product delivery and therefore at a point in time for the years ended December 31, 2019  and 2018, were $0.1 million and $468.9 million, respectively.

As to the text in Note 3 cited in the Staff’s comment, we note that the cumulative catch-up adjustment was the result of a change in the transaction price of historical services and future services provided to BARDA based on a modification to the applicable contract. There were no additional goods or services required to be provided associated with the modification. We analyzed ASC 606-10-25-12 and determined that this modification represented a change to the original contract, thus a change to the then current transaction price.

We respectfully inform the Staff that the Company plans to include the following clarified disclosure in future Form 10-Q and 10-K filings with the SEC.

Revenues in connection with the IV Formulation R&D Contract are recognized over time~~.~~ , under an input method using costs incurred to date relative to the total estimated costs of completion. For the years ended December 31, 2019 and 2018, the Company recognized revenue of $7.5 million and $6.0 million, respectively, under this contract. During the year ended December 31, 2019, the Company ~~recognized a cumulative catch-up adjustment to revenue of approximately $3.3 million related to the conclusion of historical rate reconciliations in connection with the IV Formulation R&D Contract and changes in the projected amount of contract funding expected to be available under the IV Formulation R&D Contract, which impacts the progress-towards-completion calculation required under ASC 606.~~completed its negotiation with representatives of the U.S. government for a change in the application of certain reimbursement rates in the contract. The change in the application of those reimbursement rates increased the overall transaction price of the IV Formulation R&D Contract but did not change the estimate of costs to complete under the input method calculation. As a result, the Company accounted for this as a change in the transaction price and recognized a cumulative catch-up adjustment to revenue of approximately $3.3 million representing the impact of the change in the application of those reimbursement rates from January 2016 through March 2019.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-672-9110.

Very truly yours,

/s/Daniel J. Luckshire

Daniel J. Luckshire
Executive Vice President and Chief Financial Officer